SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Commission File No. 000-51196

April 5, 2006

AIXTRON AKTIENGESELLSCHAFT

(Translation of registrant’s name into English)

Kackertstrasse

D-52072 Aachen

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: April 5, 2006

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO

2

Translation for Convenience Purposes

Invitation

to the

Ordinary General Meeting

of AIXTRON Aktiengesellschaft,

Aachen

ISIN DE0005066203

German Securities Identification Number 506620

The shareholders of AIXTRON Aktiengesellschaft, domiciled in Aachen, are hereby invited to attend the Company’s

9th Ordinary General Meeting

to be held on

Thursday, May 11, 2006

at 10:00 a.m.

at the

Eurogress Aachen

Monheimsallee 48

52062 Aachen, Germany.

Agenda

1.                                     Presentation of the adopted annual financial statements of AIXTRON AG as per December 31, 2005 and the management report for the business year 2005, the approved consolidated financial statements as per December 31, 2005 and the Group management report for the business year 2005 with the report of the Supervisory Board

These documents can be inspected at the Company’s business premises at Kackertstraße 15-17, 52072 Aachen, during normal office hours or on the Internet at www.aixtron.com. Copies of these documents will also be sent immediately and free of charge to shareholders on request.

2.                                     Resolution on the approval of the activities of the members of the Executive Board during the business year 2005

The Executive Board and Supervisory Board propose the approval of the activities of the members of the Executive Board in office during the business year 2005 for such period.

3.                                     Resolution on the approval of the activities of the members of the Supervisory Board during the business year 2005

The Executive Board and Supervisory Board propose the approval of the activities of the members of the Supervisory Board in office during the business year 2005 for such period.

4.                                     Authorization to purchase own shares

The Company has not made use of the authorization to buy back own shares granted to it by the General Meeting on May 18, 2005 (agenda item 8).

The Executive Board and Supervisory Board propose adopting the following resolution:

a)                                      The authorization to buy back own shares granted on May 18, 2005 shall be cancelled following the entry into force of the following new authorization.

b)                                     In accordance with section 71 (1) no. 8 Aktiengesetz (AktG) (German Stock Corporation Act), the Company shall be authorized, with the approval of the Supervisory Board, to purchase own shares representing an amount of up to € 8,979,937.00 of the share capital in the period until November 10, 2007. This authorization may not be used by the Company for the purpose of trading in own shares.

c)                                      The authorization specified in b) may be exercised in full or in part, once or several times by the Company.

d)                                     The own shares may be purchased (1) on the stock market or (2) by way of a public offer to all shareholders made by the Company.

(1)                                  Where these shares are purchased on the stock market, the purchase price per share of AIXTRON AG (excluding transaction costs) shall not be more than 10% above or 25% below the average closing price of the shares of AIXTRON AG in XETRA trading or a comparable system replacing the XETRA system on the Frankfurt Stock Exchange during the last five trading days prior to the purchase of the shares.

(2)                                  Where these shares are purchased by way of a public offer made by AIXTRON AG to all shareholders, the purchase price per share of AIXTRON AG (excluding transaction costs) shall not be more than 10% above or 25% below the average closing price of the shares of AIXTRON AG in XETRA trading or a comparable system replacing the XETRA system on the Frankfurt Stock Exchange during the last five trading days prior to the publication of the public offer. The volume of the offer may be limited. If the offer is oversubscribed, bids must be accepted in proportion to the number of shares on offer. Preference may be given to the purchase of small amounts (up to 100) of own shares of AIXTRON AG per shareholder. If applicable, the provisions of the Wertpapiererwerbs- und Übernahmegesetz (German Acquisition and Takeover Act) must be observed.

e)                                      The Executive Board shall be authorized to use shares of the Company purchased on the basis of this authorization in the following manner:

(1)                                  They may be offered and transferred with the approval of the Supervisory Board to fulfill the Company’s obligations under the 2002 Stock Option Plan resolved by the General Meeting on May 22, 2002 (agenda item 13).

(2)                                  They may be resold with the approval of the Supervisory Board. The shares may be sold by means other than on the stock exchange or by way of a public offer to all shareholders provided that the own shares purchased are sold at a price that is not significantly lower than the market price of shares of the Company with the same terms at the time of disposal. The relevant market price in relation to this provision is the average closing price of the shares of AIXTRON AG in XETRA trading or a comparable system replacing the XETRA system on the Frankfurt Stock Exchange during the last five trading days prior to the disposal of the shares.

(3)                                  They may be used, with the approval of the Supervisory Board, to fulfill conversion and/or option rights or conversion obligations arising from convertible bonds and/or bonds with warrants that were or are issued by the Company and/or its subsidiaries.

(4)                                  They may be cancelled with the approval of the Supervisory Board without the cancellation or its implementation requiring a further resolution by the General Meeting. The authorization to cancel shares may be exercised in full or in part. The cancellation increases the participation of the outstanding shares in the share capital, which remains unchanged. In this case, the Executive Board is also authorized to adjust the number of shares stated in the Articles of Association.

f)                                        The authorization specified in e) may be exercised once or several times, individually or jointly by the Company.

g)                                     Shareholders’ subscription rights to these shares are excluded to the extent that these shares are used in accordance with the preceding authorization specified in e) (1) (2) and (3). The authorization specified in e) (2) is limited to a maximum total of 10% of the Company’s share capital at the time of the resolution, including all other authorizations issued in accordance with section 186 (3) sentence 4 AktG. In particular the volume of the authorization will be reduced by the percentage of the share capital relating to conversion and/or option rights or conversion obligations arising from convertible bonds or bonds with warrants issued since this authorization was granted while excluding subscription rights in accordance with section 186 (3) sentence 4 of the AktG.

The report by the Executive Board on agenda item 4 (purchase of own shares) can be inspected at the Company’s business premises during normal office hours or on the Internet at www.aixtron.com from the date of calling the meeting. Copies of these documents will also be sent immediately and free of charge to shareholders on request.

5.                                     Resolution on the amendment of § 19 (Calling of General Meetings) and § 20 (Attendance of General Meetings) of the Articles of Association

As a result of the Gesetz zur Unternehmensintegrität und zur Modernisierung des Anfechtungsrechts (UMAG) (Act on Corporate Integrity and Modernization of the Right of Rescission) which entered into force on November 1, 2005, among other things, the statutory provisions governing the calling of general meetings and attendance of general meetings have changed.

In accordance with these changes, general meetings must now be called at least thirty days in advance of the date of the respective meeting. The Articles of Association may determine that attendance of the general meeting or the exercise of voting rights shall require a notice of attendance from the shareholder which must be given prior to the date of the respective general meeting. With respect to bearer shares, the Articles of Association may additionally determine how shareholders must evidence that they are entitled to attend the general meeting and to exercise their voting rights.

The Executive Board and Supervisory Board propose adopting the following amendments to the Articles of Association:

a)                                      § 19 sentence 2 of the Articles of Association (Calling of General Meetings) is hereby amended and shall read as follows:

“General meetings shall be called at least thirty days in advance of the day by the end of which the shareholders must have given notice of attendance (§ 20 (1)).”

b)                                     § 20 of the Articles of Association (Attendance of General Meetings) is hereby amended and shall read as follows:

“1.                                 Those shareholders who have given notice of attendance not later than by the end of the seventh day prior to the date of the respective general meeting shall be entitled to attend such general meeting and to exercise their voting rights. Notice of attendance must be in text form and may be given in German or English.

2.                                       In addition, the shareholders must evidence that they are entitled to attend the general meeting and to exercise their voting rights. This shall require submission by the shareholders of proof of their shareholding in text form issued by the bank which keeps their securities account. Such proof may be submitted in German or English.”

6.                                     Resolution on the amendment of § 21 (Presiding Over General Meetings) of the Articles of Association

As a result of the Gesetz zur Unternehmensintegrität und zur Modernisierung des Anfechtungsrechts (UMAG) (Act on Corporate Integrity and Modernization of the Right of Rescission) which entered into force on November 1, 2005, among other things, the statutory provisions governing the course of general meetings have changed. In accordance with these changes, the Articles of Association may empower the person presiding over the general meeting to restrict the right of shareholders to speak and to ask questions to an appropriate amount of time.

The Executive Board and Supervisory Board propose adopting the following amendment to the Articles of Association:

In § 21 of the Articles of Association (Presiding over General Meetings), a new subsection 3 shall be added as follows:

“3.                                 The person presiding over the general meeting may restrict the right of shareholders to speak and to ask questions to an appropriate amount of time. In particular the person presiding over the general meeting may determine an appropriate time frame for the course of the entire general meeting, for individual items on the agenda and for questions and contributions by the shareholders.”

7.                                     Election of the auditors and the Group auditors for the business year 2006

The Supervisory Board proposes electing Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Hanover, as the auditors and Group auditors for the business year 2006.

Report by the Executive Board in accordance with §§  71 (1) No. 8, 186 (4) sentence 2 AktG on item 4 on the agenda

Agenda item 4 contains the proposal to authorize the Company, in accordance with section 71 (1) no. 8 AktG, to purchase up to 8,979,937 shares of the Company, equating to somewhat less than 10% of the share capital, in the period until November 10, 2007. The current authorization, granted by the General Meeting on May 18, 2005, expires on November 17, 2006 and should therefore be replaced.

The proposed authorization will allow the Company, with the approval of the Supervisory Board, to purchase own shares in an amount not exceeding 10% of the Company’s current share capital in the period to November 10, 2007. This is in keeping with the limit authorized by law. The own shares shall only be purchased on the stock market or by way of a public offer to all shareholders. This ensures adherence to the duty to treat all shareholders equally set out in section 71 (1) no. 8 sentences 3 and 4 of the AktG.

In accordance with the provisions of section 71 (1) no. 8 of the AktG, the General Meeting may authorize the Company to dispose of shares other than via the stock market or by way of an offer to all shareholders. Selling own shares, as proposed, is a simple means of procuring additional funds. The Executive Board is authorized, with the approval of the Supervisory Board, to sell own shares in accordance with the provisions of section 186 (3) sentence 4 of the AktG at a price that is not significantly lower than the stock market price of the Company’s shares at the time of disposal. This option to sell repurchased own shares for cash payments while excluding subscription rights serves the Company’s interest in achieving the best possible issue price when selling own shares. Therefore, the option to exclude subscription rights provided for in section 186 (3) sentence 4 AktG enables the Company to exploit opportunities arising out of stock market conditions quickly, flexibly, and cost-effectively. The sale proceeds that can be achieved by fixing a near-market price will lead to a higher inflow of funds than does a share placement with subscription rights, and therefore to the largest possible injection of equity. Equity will thereby be strengthened to the greatest extent possible in the interests of the Company and its shareholders. In addition, by foregoing the time-consuming and costly process of settlement of subscription rights, it becomes possible to cover equity capital requirements by exploiting near-term market opportunities and to attract additional shareholder groups at home and abroad. Section 186 (2) sentence 2 of the AktG permits publication of the subscription price up to three days prior to the end of the subscription period. However, in view of the volatility of the equity markets, there is in this instance a market risk over several days, in particular a risk of a change in the price, which can lead to safety margins being built in when the sale price is fixed und therefore to terms that are not near-market. Furthermore, when granting subscription rights, the Company is unable to respond quickly to favorable market conditions due to the length of the subscription period. This option to sell own shares under optimum conditions without a substantial subscription rights discount is particularly important for the Company because, in its rapidly changing markets and in new markets, it needs to be able to exploit market opportunities quickly and flexibly. This authorization of the Executive Board to dispose of shares is restricted in accordance with section 186 (3) sentence 4 of the AktG (whereby subscription rights are excluded) insofar as a total of 10% of the Company’s share capital in existence at the time of the resolution shall not be exceeded, including all other authorizations in accordance with section 186 (3) sentence 4 of the AktG. In particular, when calculating the 10% limit, it is necessary to deduct the percentage of the share capital relating to conversion and/or option rights or conversion obligations arising from convertible bonds or bonds with warrants issued since this authorization was granted while excluding subscription rights in accordance with section 186 (3) sentence 4 AktG. Therefore, the 10% limit on all authorizations is observed with the option to exclude subscription rights in accordance with section 186 (3) sentence 4 of the AktG. Due to this restriction on the scope of the authorization and the fact that the sale price for the shares to be disposed of or granted must be based on the stock market price, the interests of shareholders in terms of both asset protection and voting rights are appropriately protected when own shares are sold to third parties while excluding shareholders’ subscription rights on the basis of section 71 (1) no. 8 sentence 5 of the AktG in conjunction with section 186 (3) sentence 4 of the AktG.

At the General Meeting on May 22, 2002, a contingent capital increase was resolved; this will only be implemented to the extent that the holders of the options issued under the 2002 Stock Option Plan resolved by the General Meeting on May 22, 2002 (agenda item 13) exercise their subscription rights according to section 192 (2) no. 3 of the AktG. The resolution authorizing the purchase of own shares gives the Company the additional opportunity to use repurchased own shares to service any options exercised. The option to grant beneficiaries the Company’s own shares in order to fulfill subscription rights arising from stock options is a suitable means of countering the dilution of equity holdings and the voting rights conveyed by shares, as may occur to a certain extent when subscription rights are fulfilled using new shares.

It will also be possible to use the purchased shares to grant holders of warrants or convertible bonds that were or will be issued by the Company and/or its subsidiaries the right to subscribe for new shares to the extent that they are entitled to do so after option or conversion rights have been exercised or conversion obligations fulfilled. It may be more appropriate for the Company to use shares instead of a capital increase to fully or partly service the rights arising from these warrants or convertible bonds to subscribe for the Company’s shares. This option increases the Company’s scope for action. Therefore, the authorization provides for own shares to be used accordingly. In this respect, shareholders’ subscription rights are excluded.

The Executive Board will carefully examine in each specific case whether it should make use of the authorization to buy back own shares while excluding subscription rights. This authorization will only be exercised if it is in the interests of the Company and therefore of its shareholders in the opinion of the Executive Board and the Supervisory Board, and if it is reasonable.

The Executive Board will report on the utilization of the authorization to buy back own shares to the next General Meeting.

The present authorization to buy back own shares supersedes the authorization to buy back own shares that was resolved by the General Meeting on May 18, 2005.

Right of Attendance

As a result of the Gesetz zur Unternehmensintegrität und zur Modernisierung des Anfechtungsrechts (UMAG) (Act on Corporate Integrity and Modernization of the Right of Rescission) which entered into force on November 1, 2005, the requirements which must be fulfilled by shareholders in order to be entitled to attend general meetings and to exercise their voting rights have changed. The shareholders now have the following alternative options to cause fulfillment of the requirements entitling them to attend the General Meeting and to exercise their voting rights.

Right of attendance through deposit

Firstly, those shareholders who deposit their shares as per

April 20, 2006 (00:00 hours)

with the Company cashier’s office, with a German notary, at a securities deposit bank, or at the depositary agent specified in the invitation, and who leave them there until the end of the General Meeting, are entitled to attend the General Meeting, to exercise their voting rights, and to submit motions. Shares are deemed to have been deposited with the depositary agent if they are held in a blocked custody account in favor of the depositary agent, and with the latter’s approval, until the General Meeting is concluded.

In the case where shares are deposited with a German notary or a securities deposit bank, the certificate attesting the deposit must be submitted to the Company no later than

May 4, 2006 (24:00 hours)

Admission tickets for the General Meeting are issued to shareholders against the depositing of their shares.

The depositary agent is:

Dresdner Bank AG

Right of attendance through proof of shareholding

Secondly, those shareholders who forward to the Company at the below address proof of their shareholding issued by their bank which keeps their securities account are entitled to attend the General Meeting, to exercise their voting rights and to submit motions:

AIXTRON Aktiengesellschaft
c/o Dresdner Bank AG
OSS SO Hauptversammlungen

Jürgen-Ponto-Platz 1
60329 Frankfurt am Main
Fax: +49 (0)69 263 15263
E-mail: tbhvservice@dresdner-bank.com

The proof of shareholding must be issued as of

April 20, 2006 (00:00 hours)

and must be received by the Company no later than

May 4, 2006 (24:00 hours).

After receipt of the proof of shareholding by the Company, the shareholders will be sent admission tickets for the General Meeting. In order to ensure timely receipt of the admission tickets, shareholders are requested to ensure mailing of their proof of shareholding to the Company at an early date.

Voting by proxy

Shareholders may also have their voting rights exercised in the General Meeting by a proxy, for example by the bank which keeps their securities account, a shareholders’ association, or another person of their choice.

AIXTRON AG offers its shareholders the option of being represented at the General Meeting by Company proxies. The proxies appointed by the Company exercise voting rights only as instructed. Those shareholders wishing to authorize a Company proxy to exercise their voting rights require an admission ticket to the General Meeting to do so. Shareholders receive the necessary documents and information with the admission ticket.

Written form is required and sufficient for the issuance of proxies. Proxies may also be issued by fax.

Countermotions and proposals for election pursuant to §§ 126, 127 AktG

Countermotions from shareholders relating to one or more of the proposals made by the Executive Board and/or the Supervisory Board for one or more of the agenda items in accordance with section 126 (1) of the AktG and proposals for election within the meaning of § 127 of the AktG may be sent to the following address only:

AIXTRON AG
Investor Relations
Kackertstraße 15-17
52072 Aachen, Germany
Fax: +49 241 8909 445
E-mail: invest@aixtron.com

Countermotions or proposals for election to be made available, including the name of the shareholder, the reasons provided and any comments by the administration, will promptly be made available to the other shareholders on the Web at www.aixtron.com.

Aachen, March 2006

AIXTRON Aktiengesellschaft

The Executive Board

Notices to holders of American Depositary Receipts (ADR holders) regarding the Ordinary General Meeting

ISIN: US0096061041//CUSIP: 009606104

Each ADR represents one AIXTRON share. ADR holders may only have their voting rights exercised at the Ordinary General Meeting by JPMorgan Chase Bank, the depositary, in accordance with the terms of the deposit agreement of March 10, 2005. ADR holders will receive forms (“proxy cards”) from the depositary – where appropriate via their depositary banks – which they can use to issue instructions regarding the exercise of their voting rights. ADR holders can use these forms to instruct the depositary as to how to exercise their voting rights conveyed by AIXTRON shares.

The depositary will ensure that voting rights are exercised in accordance with ADR holders’ instructions. The respective instructions and directions must be received – either directly from ADR holders or via their depositary banks – by the depositary no later than May 3, 2006 at the following address:

JPMorgan Chase Bank, N.A.
P.O. Box 3500
South Hackensack, NJ 07606
USA
Telephone: +1 (866) 540 5760.

In accordance with the deposit agreement, the depositary will not exercise the voting rights conveyed by the represented shares if an ADR holder fails to issues express instructions.

ADR holders may attend the General Meeting as guests. ADR holders may request a guest ticket for this purpose at the following address:

JPMorgan Chase Bank, N.A.

Mr. Russell Crane

500 Stanton Christiana Road

Newark, DE 19713

USA

Telephone: +1 (302) 552 0334.

Aachen, March 2006

AIXTRON Aktiengesellschaft

The Executive Board